Exhibit 99.2

Obsidian Energy Announces TSX Approval of Normal Course Issuer Bid

CALGARY, February 23, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that the Toronto Stock Exchange (the “TSX”) has accepted Obsidian Energy’s notice of intention to commence a normal course issuer bid (the “NCIB”). The NCIB allows Obsidian Energy to purchase up to 8,073,847 common shares (representing 10 percent of Obsidian Energy’s public float, as defined by the TSX, as of February 13, 2023) over a period of twelve months commencing on February 27, 2023. On February 13, 2023, Obsidian Energy had 82,442,210 common shares outstanding and 80,738,477 common shares in its public float. The NCIB will expire no later than February 26, 2024.

Under the NCIB, common shares may be repurchased through the facilities of the TSX, the NYSE American stock exchange, other designated exchanges and/or alternative trading systems, or as otherwise permitted under applicable securities laws. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws. The NCIB will be effected in accordance with the TSX normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Obsidian Energy’s common shares on the applicable exchange.

The total number of common shares Obsidian Energy is permitted to purchase on the TSX is subject to a daily purchase limit of 85,192 common shares, representing 25 percent of the average daily trading volume of 340,769 common shares on the TSX calculated for the six-month period ended January 31, 2023; however, Obsidian Energy may make one block purchase per calendar week on the TSX which exceeds such daily repurchase restrictions. Any common shares that are purchased under the NCIB will be cancelled upon their purchase by Obsidian Energy.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Obsidian Energy. The Company believes that, at times, the prevailing share price does not reflect the underlying value of the common shares and the repurchase of its common shares for cancellation represents an attractive opportunity to enhance Obsidian Energy’s per share metrics and thereby increase the underlying value of Obsidian Energy’s common shares to its shareholders.

In connection with the NCIB, Obsidian Energy has established an automatic securities purchase plan with a designated broker whereby common shares may be repurchased at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. Under the automatic securities purchase plan, before entering into a self-imposed blackout period, Obsidian Energy may, but is not required to, request that the designated broker make purchases under the NCIB. Such purchases will be made at the discretion of the designated broker, within parameters established by the Company prior to the blackout periods. Outside of the blackout periods, purchases are made at the discretion of Obsidian Energy’s management. The automatic securities purchase plan constitutes an “automatic plan” for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the timing, methods and quantity of any purchases by Obsidian Energy of its common shares under the NCIB, and the Company’s belief that the repurchase of common shares under the NCIB will increase the underlying value of common shares held by shareholders.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including expectations and assumptions concerning: Obsidian Energy’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash or other financing sources to fund repurchases of common shares under the NCIB and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy’s cash and other financial resources and our ability to comply with applicable laws and regulations (including Canadian and U.S. securities laws, and Canadian corporate law) pertaining to the NCIB. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and information are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: our inability to repurchase common shares under the NCIB in the amounts permitted or at all due to a lack of financial resources, the inability to comply with our debt agreements, legal restrictions on share repurchases, competing demands for our financial resources, or other factors; the anticipated benefits of repurchasing our shares under the NCIB do not materialize; Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned that the assumptions used in the preparation of such forward-looking statements and information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on such forward-looking statements and information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or, if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements and information contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein. Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2022, which is available on the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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